Exhibit 99.2
For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 82745246
11 February 2010
3rd quarter net operating profit US$29.8m
Nine month net operating profit US$109.3m
(Excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$29.8 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 December 2009. This represents an increase of 66% compared to the corresponding quarter of last year.
The net operating result including asbestos, ASIC expenses and tax adjustments was a profit of US$14.9 million, compared to a profit of US$111.0 million for the corresponding quarter of last year.
For the nine months to 31 December 2009, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 18% to US$109.3 million from US$92.8 million. Including asbestos, ASIC expenses and tax adjustments, net operating profit moved from US$265.9 million to a loss of US$82.6 million.
The results include unfavourable asbestos adjustments of US$17.5 million for the quarter and US$200.0 million for the nine months, which are attributable to the 31% appreciation of the Australian dollar against the US dollar, from US$0.6872 at 31 March 2009, to US$0.8968 at 31 December 2009. The results also include a favourable US$7.6 million adjustment (pre and post tax) to a legal provision following settlement of a contractual warranty.
CEO Commentary
“The business continued to perform well through the downturn in the US residential construction market,” said James Hardie CEO, Mr Louis Gries.
“Year-to-date results benefited from lower input and freight costs, improved plant performance and a higher average net sales price when compared with fiscal year 2009.
“With pulp and freight costs rising ahead of proven evidence of a sustainable recovery in the US residential construction market, there is a risk that margins will be under greater pressure going forward.
“We continue to pursue and fund product leadership initiatives and market share growth, and believe these will deliver substantial benefits when the market improves,” said Mr Gries.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 6. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	1

Operating Performance
Total sales for the third quarter grew 3% to US$261.0 million, gross profit was up 17% to US$96.7 million and EBIT excluding asbestos and ASIC expenses was 39% higher at US$43.8 million compared to the corresponding period of last year. EBIT including asbestos and ASIC expenses for the third quarter fell 79% from US$118.9 million last year to US$25.1 million in the current year.
For the nine months, total sales decreased 12% to US$849.7 million, gross profit was up 2% to US$324.7 million and EBIT excluding asbestos and ASIC expenses was 11% higher at US$170.4 million. EBIT including asbestos and ASIC expenses moved from US$334.0 million to a loss of US$32.8 million.
3rd Quarter and Nine Months at a Glance

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2010	FY 2009	Change	FY 2010	FY 2009	Change

Net sales	$261.0	$254.4	3	$849.7	$961.3	(12)
Gross profit	96.7	82.4	17	324.7	319.6	2
EBIT excluding asbestos and ASIC expenses	43.8	31.6	39	170.4	153.8	11
AICF SG&A expenses	(0.6)	(0.5)	(20)	(1.6)	(1.4)	(14)
Asbestos adjustments	(17.5)	93.6	—	(200.0)	193.9	—
ASIC expenses	(0.6)	(5.8)	90	(1.6)	(12.3)	87
EBIT	25.1	118.9	(79)	(32.8)	334.0	—
Net interest expense	(0.8)	(1.1)	27	(1.9)	(1.9)	—
Other income	2.2	—	—	6.0	—	—
Income tax expense	(11.6)	(6.8)	(71)	(53.9)	(66.2)	19
Net operating profit (loss)	14.9	111.0	(87)	(82.6)	265.9	—
Diluted earnings (loss) per share (US cents)	3.4	25.6	(87)	(19.1)	61.3	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 66% for the quarter to US$29.8 million, and 18% to US$109.3 million for the nine months, as shown in the following table:

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2010	FY 2009	Change	FY 2010	FY 2009	Change

Net operating profit (loss)	$14.9	$111.0	(87)	$(82.6)	$265.9	—

Excluding:
Asbestos:
Asbestos adjustments	17.5	(93.6)	—	200.0	(193.9)	—
AICF SG&A expenses	0.6	0.5	20	1.6	1.4	14
AICF interest income	(0.9)	(1.6)	44	(2.6)	(4.8)	46
Gain on AICF investments	(2.4)	—	—	(4.7)	—	—
ASIC expenses	0.6	5.8	(90)	1.6	12.3	(87)
Tax adjustments	(0.5)	(4.1)	(88)	(4.0)	11.9	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$29.8	$18.0	66	$109.3	$92.8	18

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.8	4.2	62	25.3	21.4	18

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	2

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased 62% to US6.8 cents and for the nine months increased 18% from US21.4 cents in the prior year to US25.3 cents in the current year.
USA and Europe Fibre Cement
According to the US Census Bureau, single family housing starts in the quarter ended 31 December 2009 were 103,100, slightly below the December 2008 figure of 103,600. Annualised seasonally-adjusted single family housing starts in December 2009 were 456,000, 75% below the January 2006 peak of 1.823 million annualised single family housing starts.
Against this background, net sales decreased 9% in the quarter to US$179.1 million compared to the corresponding quarter of last year. Third quarter sales volume decreased 14% to 275.7 million square feet. The average net sales price increased 6% from US$612 to US$650 per thousand square feet.
For the nine months, net sales were down 15% compared to the corresponding period of last year, to US$631.3 million. Sales volume decreased 19% to 989.7 million square feet, and the average net sales price increased 5% from US$608 to US$638 per thousand square feet.
Despite 14% and 19% decreases in volume in the quarter and nine months, respectively, USA and Europe Fibre Cement EBIT fell by just 2% to US$39.6 million for the quarter and increased 4% to US$173.7 million for the nine months. The increase in the nine month EBIT was driven by lower input costs (primarily pulp, energy and freight), higher net average sales price, improved plant performance (which contributed to lower average unit manufacturing costs), and lower SG&A expenses. For the quarter, SG&A expenses increased. The USA and Europe Fibre Cement EBIT margin was 22.1% for the quarter and 27.5% for the nine months, compared to 20.6% and 22.5%, respectively, for the corresponding periods of the prior year.
Asia Pacific Fibre Cement
Net sales increased 40% to US$81.9 million for the quarter. The higher value of the Asia Pacific business’ currencies against the US dollar in the third quarter accounted for 37% of the increase. In Australian dollars, net sales increased 3% due to an increase in sales volume.
For the nine months, net sales were relatively flat, at US$218.4 million, compared to US$220.7 million for the prior corresponding period. In Australian dollars, net sales decreased 1% due to a 3% decrease in sales volume, partially offset by a 2% increase in average net sales price.
The Australian business achieved strong results in the quarter, reflecting the improving local housing market. Australian Bureau of Statistics (ABS) data for the three months to 31 December 2009 showed residential housing approvals up 32% on the corresponding quarter of the prior year.
In New Zealand, residential housing consents continued to improve during the quarter ended 31 December 2009, with housing approvals up 27% on the quarter ended 31 December 2008. In this environment, the company continued to perform solidly, with differentiated products representing 57% of total sales revenue, up 2% on the prior comparable period.
In the Philippines, sales volume declined slightly due to the timing of promotional programs.
Asia Pacific Fibre Cement EBIT for the quarter increased 65% from US$10.5 million to US$17.3 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 45% of this increase.

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	3

In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 20% due to an increase in sales volume and reduced raw material and manufacturing costs, partially offset by higher SG&A expenses.
Asia Pacific Fibre Cement EBIT for the nine months increased 10% from US$40.4 million to US$44.4 million as a result of an increase in the underlying Australian dollar business results due to an increase in the average net sales price, lower raw material and manufacturing costs and reduced SG&A expenses. In Australian dollars, Asia Pacific Fibre Cement EBIT for the nine months increased 9% due to an improved gross margin performance and reduced SG&A expenses.
Re-domicile
On 21 August 2009, JHI NV shareholders approved Stage 1 of a two-stage proposal (the Proposal) to transform the company into a Societas Europaea (SE) (Stage 1) and, subsequently, change its domicile from The Netherlands to Ireland (Stage 2).
In the Explanatory Memorandum for Stage 1 of the Proposal, the company estimated that the Proposal would be implemented by January 2010.
Under European Union (EU) law, before Stage 1 could be implemented, the company was required to negotiate the terms of future EU employee involvement in the SE company with a Special Negotiating Body (SNB) of employees from EU member states in which James Hardie operates. In February 2010, agreement was reached with the SNB, and the company now expects to implement Stage 1 of the Proposal by the end of February 2010.
After Stage 1 has been completed, the company intends to seek shareholder approval for Stage 2 at a meeting which it anticipates will be convened in the second quarter of calendar 2010. If shareholders approve Stage 2, the Proposal is expected to be completed early in the second half of calendar 2010.
Outlook
The outlook for the US residential construction industry remains uncertain with recent data presenting mixed indications as to the extent and sustainability of the anticipated recovery.
In January 2010, the US Commerce Department announced that new housing permit applications had risen by 11% to an annual rate of 653,000. At the same time, the US National Association of Home Builders announced that housing starts had fallen 4% in December 2009 from November 2009, to an annualised rate of 557,000. Indications are that unseasonably cold and wet weather in December may have prevented some housing construction work from starting.
Despite some early signs that the US housing market will improve during 2010, it continues to face several challenges, including tight lending standards which are restricting the availability of credit for mortgages, a weak employment market and a continuing supply of foreclosed homes expected to hit the market in the next 12 months.
The residential housing markets in both Australia and New Zealand are expected to continue to improve modestly in the fourth quarter and next financial year, although softness in both the renovation and commercial markets is expected to offset a significant portion of the stronger residential housing growth.
Additionally, in Australia, the recent increases in the Reserve Bank cash rate (up to 3.75% per annum), together with the removal of the Federal Government First Home Buyer incentives, may adversely affect housing affordability and have a negative impact on the market.

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	4

In the Philippines, the outlook for the housing market for 2010 is becoming more optimistic.
Earnings Guidance
The company notes the range of analysts’ forecasts for operating profit excluding asbestos, for the year ending 31 March 2010 is between US$111.0 million and US$135.0 million. Management anticipates full year operating profit excluding asbestos, ASIC expenses and costs of re-domicile to be towards the top of the current range of analysts’ forecasts. Management cautions that market conditions remain uncertain, with the current northern hemisphere winter expected to continue to be a very challenging period for the company to generate significant operating profit.
Further Information
Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 December 2009 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 6, 8 and 9 of the company’s 31 December 2009 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with an audio webcast of the management presentation on 11 February 2010, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	5

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	6

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$25.1	$118.9	$(32.8)	$334.0

Asbestos:
Asbestos adjustments	17.5	(93.6)	200.0	(193.9)
AICF SG&A expenses	0.6	0.5	1.6	1.4
ASIC expenses	0.6	5.8	1.6	12.3

EBIT excluding asbestos and ASIC expenses	43.8	31.6	170.4	153.8
Net Sales	$261.0	$254.4	$849.7	$961.3
EBIT margin excluding asbestos and ASIC expenses	16.8%	12.4%	20.1%	16.0%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit (loss)	$14.9	$111.0	$(82.6)	$265.9

Asbestos:
Asbestos adjustments	17.5	(93.6)	200.0	(193.9)
AICF SG&A expenses	0.6	0.5	1.6	1.4
AICF interest income	(0.9)	(1.6)	(2.6)	(4.8)
Gain on AICF investments	(2.4)	—	(4.7)	—
ASIC expenses	0.6	5.8	1.6	12.3
Tax adjustments	(0.5)	(4.1)	(4.0)	11.9

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$29.8	$18.0	$109.3	$92.8

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$29.8	$18.0	$109.3	$92.8
Weighted average common shares outstanding - Diluted (millions)	438.8	433.5	432.7	433.5

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.8	4.2	25.3	21.4

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Operating profit (loss) before income taxes	$26.5	$117.8	$(28.7)	$332.1

Asbestos:
Asbestos adjustments	17.5	(93.6)	200.0	(193.9)
AICF SG&A expenses	0.6	0.5	1.6	1.4
AICF interest income	(0.9)	(1.6)	(2.6)	(4.8)
Gain on AICF investments	(2.4)	—	(4.7)	—

Operating profit before income taxes excluding asbestos	$41.3	$23.1	$165.6	$134.8

Income tax expense	(11.6)	(6.8)	(53.9)	(66.2)
Tax adjustments	(0.5)	(4.1)	(4.0)	11.9

Income tax expense excluding tax adjustments	(12.1)	(10.9)	(57.9)	(54.3)

Effective tax rate excluding asbestos and tax adjustments	29.3%	47.2%	35.0%	40.3%

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	8

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$25.1	$118.9	$(32.8)	$334.0
Depreciation and amortisation	15.8	13.0	45.6	41.6

EBITDA	$40.9	$131.9	$12.8	$375.6

General corporate costs excluding ASIC and domicile change related costs – General corporate costs excluding ASIC and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

General corporate costs	$7.6	$20.3	$34.4	$51.2
Excluding:
ASIC expenses	(0.6)	(5.8)	(1.6)	(12.3)
Domicile change related costs	(1.2)	(2.2)	(8.4)	(2.5)

General corporate costs excluding ASIC and domicile change related costs	$5.8	$12.3	$24.4	$36.4

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	9

Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about the company’s future performance;
▪	projections of the company’s results of operations or financial condition;
▪	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
▪	expectations that the company’s credit facilities will be extended or renewed;
▪	expectations concerning dividend payments;
▪	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
▪	statements regarding tax liabilities and related audits, reviews and proceedings;
▪	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;
▪	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪	expectations concerning indemnification obligations; and
▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the company’s pending transformation to a Dutch “SE” company and proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Media Release: James Hardie — 3rd Quarter and Nine Months FY10	10